UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on June 28, 2019

DATE, TIME AND PLACE: On June 28, 2019, at 15 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of the majority of its members.

CALL NOTICE AND ATTENDANCE: Held in accordance with article 16, §1 of the Company's Bylaws.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary.

AGENDA: To approve the proposal for declaration and payment of Interest Equity, pursuant to the Company’s Executive Board proposal.

RESOLUTIONS: The proposal of the Company's Board of Executive Officers was presented to the Board of Directors, as per the meeting held on this date, ad referendum of the Annual Shareholders' Meeting to be held until April 30, 2020, for the declaration and payment of Interest on Company’s Equity, pursuant to articles 17, item XVIII and 37, second paragraph, of the Company's Bylaws, in the gross amount of R$ 1,000,000,000.00 (1 billion reais), corresponding to R$ 0,12763992538 per common share, R$ 0,14040391792 per preferred share and R$ 0,26804384330 per Unit, which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 850,000,000.00 (Eight hundred and fifty million reais), corresponding to R$ 0,10849393658 per common share, R$ 0,11934333023 per preferred share and R$ 0,22783726680 per Unit, except for immune and/or exempt shareholders.

The matter was discussed and approved by all the attending Directors.

It remained formalized that (i) the shareholders registered on the Company’s records by the end of July 05, 2019 (including) will be entitled to the Interest on Equity hereby approved. Therefore, as of July 08, 2019 (including), the Company’s shares shall be traded “Ex-Interest on Equity”; (ii) the Interest on Equity hereby approved (a) shall be fully considered within the amount of the mandatory dividends to be distributed by the Company for the year 2019; and (b) shall be paid from the day July 31, 2019, with no compensation of monetary restatement; (iii) the amount of Interest on Equity proposed in the base-year fits the limits settled in the tax legislation; (iv) the Board of Directors authorized the Executive Board to take the actions necessary for the release of the proper “Notice to Shareholders”, to disclose to market the resolution just taken; and (v) the support documents of the mentioned declaration and payment of Interest on Equity shall be kept filed at the Company’s headquarters.

1/2

[Free English Translation]

ADJOURNMENT: There being no further matters to be resolved, the Meeting was adjourned, and these minutes have been drawn up, read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Celso Clemente Giacometti, Conrado Engel, Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira and José Maria Nus Badía – Directors. São Paulo, June 28, 2019.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto
Secretary

2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 28, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer